UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

CEN BIOTECH, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

15130L104

(CUSIP Number)

Alex Tarrabain

300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9 (519) 419-4958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130L104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alex Tarrabain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,775,942
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,775,942
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,942
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.47%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15130L104	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to the shares of common stock of Cen Biotech, Inc. (the “Issuer”) with its principal office located at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9.

Item 2.  Identity and Background.

The name of the person filing this statement Alex Tarrabain (the “Reporting Person”). The Reporting Person is a citizen of Canada. The Reporting Persons’ present principal occupation is the Chief Financial Officer and member of the Board of Directors of the Issuer. The principal business address of the Reporting Person is c/o the Issuer at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9. During the last five years, the Reporting Person has not been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by the Reporting Person was his personal funds.

20,000 shares of common stock of the Issuer were granted to the Reporting Person by the Issuer on November 30, 2017, pursuant to a restricted stock agreement pursuant to the Issuer’s 2017 Equity Compensation Plan and the issuance was approved by the Issuer’s full board of directors.

28,571 shares of common stock of the Issuer were issued to the Reporting Person on February 29, 2016 pursuant to a Spin Off by Creative Edge Nutrition, Inc. ("Creative") to its shareholders of all of the outstanding shares of common stock the Issuer, which was at the time a subsidiary of Creative in order to separate Creative's specialty pharmaceutical business into a separate company (the “Spin Off”). Additionally, 21,371 shares were issued pursuant to the Spin Off directly into the Reporting Person’s brokerage account. The shares of Creative acquired by the Reporting Person which were then exchanged for 28,571 the shares of the Issuer in the Spin Off were issued by Creative as compensation to the Reporting Person for services provided by the Reporting Person to Creative.

1,250,000 shares of common stock of the Issuer were granted to the Reporting Person by the Issuer on May 16, 2019, pursuant to a restricted stock agreement pursuant to the Issuer’s 2017 Equity Compensation Plan and the issuance was approved by the Issuer’s full board of directors.

The Reporting Person is also the beneficial owner of 30,000 shares of the Issuer’s common stock issuable upon the conversion of a promissory note which was issued by the Issuer to the Reporting Person on 10/26/2016 in the principal amount of $48,000, in exchange for the purchase price of $48,000 paid by the Reporting Person (the “Convertible Note”). On April 10, 2021, the Convertible Note converted into 30,000 shares of the Issuer’s common stock.

Additionally, 36,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of a promissory note dated January 14, 2018 issued by the Issuer to the Reporting Person in exchange for $75,000 paid to the Issuer by the Reporting Person (the “Note”) and were acquired in increments of 3,000 shares on the following dates: 1/14/18; 2/14/18; 3/15/18; 4/17/18; 5/14/18; 6/15/18; 7/16/18; 8/16/18; 9/16/18; 10/16/18; 11/20/18 and 12/14/18.

Further, 36,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the Note and were acquired in increments of 3,000 shares on the following dates: 01/16/2019; 02/16/2019; 03/16/2019; 04/16/2019; 05/16/2019; 06/16/2019; 07/16/2019; 08/16/2019; 09/16/2019; 10/16/2019; 11/16/2019 and 12/16/2019.

CUSIP No. 15130L104	13D	Page 4 of 6 Pages

Further, 36,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the Note and were acquired in increments of 3,000 shares on the following dates: 01/16/2020; 02/16/2020; 03/16/2020; 04/16/2020; 05/16/2020; 06/16/2020; 07/16/2020; 08/16/2020; 09/16/2020; 10/16/2020; 11/16/2020; and 12/16/2020.

Further, 15,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the Note and were acquired in increments of 3,000 shares on the following dates: 01/16/2021, 02/16/2021, 03/16/21, 04/16/21, and 05/16/21.

Further, 3,000 shares held by the Reporting Person were issued as consideration for extending the maturity date of the Note, were issued on June 16, 2021.

On April 2, 2021, the Issuer entered into a Restricted Stock Award with the Reporting Person, pursuant to which Reporting Person was granted 300,000 shares of the Issuer’s common stock under the Issuer’s 2021 Equity Compensation Plan, which vested immediately on same date and the issuance was approved by the Issuer’s full board of directors. These shares were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

On June 25, 2021, the Issuer entered into a Restricted Stock Award with the Reporting Person, pursuant to which Reporting Person was granted 1,000,000 shares of the Issuer’s common stock under the Issuer’s 2021 Equity Compensation Plan, which vested immediately on same date and the issuance was approved by the Issuer’s full board of directors. These shares were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

The shares of Creative purchased by the Reporting Person which were then exchanged for 857 the shares of the Issuer in the Spin Off, were purchased for a total consideration amount of CAD $30,662.95.

The shares of Creative purchased by the Reporting Person which were then exchanged for 20,514 the shares of the Issuer in the Spin Off, were purchased for a total consideration amount of CAD $51,657.47.

Item 4.  Purpose of Transaction.

The 20,000 shares of common stock held by the Reporting Person which were acquired on November 30, 2017, pursuant to a restricted stock agreements pursuant to the Issuer’s 2017 Equity Compensation Plan with the purpose of compensating the Reporting Person thereunder.

The shares of Creative purchased by the Reporting Person which were then exchanged for 21,371 shares of the Issuer in the Spin Off were acquired for the purpose of investment.

The shares of Creative acquired by the Reporting Person which were then exchanged for 28,571 the shares of the Issuer in the Spin Off, were acquired for the purpose of compensating the Reporting Person for services provided by the Reporting Person to Creative.

The Note, for the extensions of which shares were issued was acquired for the purpose of funding the Issuer and investment in the Issuer.

The Convertible Note was acquired for the purpose of investment.

The 300,000 shares of common stock of the Issuer held by the Reporting Person which were acquired on April 2, 2021 issued pursuant to the Issuer’s 2021 Equity Compensation Plan were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

The 1,000,000 shares of common stock of the Issuer held by the Reporting Person which were acquired on June 25, 2021 issued pursuant to the Issuer’s 2021 Equity Compensation Plan were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 2,775,942 shares of the Issuer’s common stock which represents approximately 6.47% of the Issuer’s Common Stock based on 42,931,927 shares of common stock of the Issuer outstanding as of June 25, 2021. The Reporting Person has sole voting and dispositive power over the 2,775,942 shares owned by him.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer issued a secured promissory note to Mr. Tarrabain dated January 14, 2018 in the total principal amount of $75,000. Interest on the note is payable in 3,000 shares of the Issuer’s Common Stock per year. This note has a maturity date of February 15, 2018 – however, Mr. Tarrabain has not declared an event of default, and the Company has continued to pay interest on the note. This note is still outstanding as of the date of this Statement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan.

CUSIP No. 15130L104	13D	Page 5 of 6 Pages

Exhibit 99.2 Executive Employment Agreement dated May 16, 2019, between CEN Biotech Inc. and Alex Tarrabain.

Exhibit 99.3 Restricted Stock Agreement dated May 16, 2019, between CEN Biotech Inc. and Alex Tarrabain.

Exhibit 99.4 Convertible Promissory Note issued by CEN Biotech Inc. dated October 26, 2016.

Exhibit 99.5 Promissory Note issued by CEN Biotech Inc. dated January 14, 2018.

Exhibit 99.6 Restricted Stock Agreement between CEN Biotech, Inc. and Alex Tarrabain dated April 2, 2021.

Exhibit 99.7 Restricted Stock Agreement between CEN Biotech, Inc. and Alex Tarrabain dated June 25, 2021.

Exhibit No.	Description of Document

99.1

Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.2

Executive Employment Agreement dated May 16, 2019, between CEN Biotech Inc. and Alex Tarrabain. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC May 16, 2019).

99.3

Restricted Stock Agreement dated May 16, 2019, between CEN Biotech Inc. and Alex Tarrabain. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC May 16, 2019)

99.4	Convertible Promissory Note issued by CEN Biotech Inc. dated October 26, 2016. (Incorporated by reference to Exhibit 99.4 to Alex Tarrabain’s Schedule 13D filed with the SEC on June 15, 2021).

99.5	Promissory Note issued by CEN Biotech Inc. dated January 14, 2018. (Incorporated by reference to Exhibit 99.5 to Alex Tarrabain’s Schedule 13D filed with the SEC on June 15, 2021).

99.6

Restricted Stock Agreement between CEN Biotech, Inc. and Alex Tarrabain dated April 2, 2021. (Incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC April 7, 2021).

99.7	Restricted Stock Agreement between CEN Biotech, Inc. and Alex Tarrabain dated June 25, 2021. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC June 25, 2021).

CUSIP No. 15130L104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEN BIOTECH, INC.

/s/ Alex Tarrabain
Alex Tarrabain

June 25, 2021